EXHIBIT 5

Charles Fust
[Address Omitted]

October 22, 2003

Mr. Moty Hermon
2600 Island Blvd., #1904
Williams Island, Florida 33160

RE: Letter of Agreement

Dear Moty:

This letter will serve to confirm my agreement with you to serves as an independent financial consultant to me with respect to SinoFresh Healthcare, Inc. (“SFSH”) based from your home offices in Miami, Paris and Tel Aviv. In this regard, you have agreed to give your best efforts to consult with me in one or more of the following areas as you choose:

•	the development and execution of capital market strategies and debt or equity fund raisings

•	the development of suitable investment banking and market marker relationships

•	the planning, or introduction, of SFSH to banks or financial institutions for the purpose of asset based loans and other financing arrangements

As to your role as an independent financial consultant, you will not be paid a salary or fee but I agree to reimburse you for all pre-approved costs and expenses incurred in your rendition of services.

I am aware that you are entering into a relationship with SFSH to develop SFSH’s European market. Under this agreement with SFSH, I am aware that you have a “put” option which provides you with the unconditional right to transfer back to SFSH one-half of your interest in SFSH-Europe in exchange for 1,229,723 shares of common stock of SFSH, or such other number of shares in the event of a stock split, stock dividend or other recapitalization (the “Consideration Shares”).

I hereby agree to guarantee the performance of SFSH to deliver to you the Consideration Shares in the event you exercise your put option in accordance with the terms of your

/s/	as to Fust
as to Hermon

agreement with SFSH. Further, in order to secure this guarantee of SFSH’s obligation, I agree that within ten (10) days from the date of this letter agreement, I shall place with your counsel, Steel, Hector & Davis, LLP (“Escrow Agent”) a total of 1,229,723 shares of common stock of SFSH owned by me (the “Escrow Shares”) along with stock powers executed in blank. I further agree that the Escrow Shares and blank stock powers shall be held by the Escrow Agent for so long as you have the right to exercise your put option and that in the event of a stock split, stock dividend or other recapitalization, I shall make any addition deposits of shares into escrow such that at all times the number of shares held by the Escrow Agent represents the total number of Consideration Shares.

In the event that you exercise your put option, the Escrow Agent shall be authorized and directed to do the following:

     (a) in the event that SFSH issues to you the Consideration Shares on a timely basis, then the Escrow Agent shall promptly return to me the Escrow Shares and blank stock powers.

     (b) in the event that SFSH does not issue to you the Consideration Shares on a timely basis, then the Escrow Agent be authorized to immediately release to you the Escrow Shares and blank stock powers for the conveyance of ownership of the Escrow Shares to you. In such event, any claim you have to the right to receive the Consideration Shares shall be assigned to me.

I agree to indemnify and hold harmless the Escrow Agent for all liability and costs of any kind in rendering its escrow services. I further agree to execute any further documents or instruments as may be necessary or required to effect the purposes of these agreements.

You will provide your financial consulting services for a period of two (2) years. For all other purposes, this agreement shall extend for a period of five (5) years.

If all of the foregoing accurately reflects our agreement, please sign in the space provided below. Fax back to us your signed copy and also mail one hard copy.

As before, we look forward to a mutually beneficial and enjoyable association. Kindest personal regards.

Sincerely,

/s/ Charles A. Fust

Agreed:
	Moty Hermon	Date

/s/	as to Fust
as to Hermon